

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 29, 2015

Via E-mail
Mr. Marc Fox
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

> **Re:** **Ladder Capital Corp**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Response dated August 27, 2015**
> **File No. 1-36299**

Dear Mr. Fox:

   We have reviewed your August 27, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2015 letter.

Note 8. Fair Value of Financial Instruments, page 156

1.   We note your response to our previous comment 2. Please tell us how you considered the disclosure requirements within ASC 820-10-50-2(g), particularly given your intention to provide additional quantitative disclosures under ASC 820-10-50-2(bbb). Refer also to ASC 820-10-55-106.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities